September 26, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:

Canary Marinade Solana ETF

     File No. 333-282903

Dear Mr. Sundwall, Mr. Niethamer, Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding Amendment No. 4 to the registration statement filed on Form S-1 for Canary Marinade Solana ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 29, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

We note your revisions in response to comment 1 in which you state that under normal circumstances, the Sponsor will seek to stake all of the Trust’s SOL through one or more staking providers except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. Please revise to quantify the percentage of the Trust’s SOL you intend to stake under normal circumstances in light of the liquidity needs and other factors you identify in your disclosure, or tell us why you are unable to do so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust’s SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.

Response to Comment 1

The Trust is unable to disclose the exact percentage of the Trust’s SOL that will be staked at any particular time. While the Sponsor will seek to stake as close to 100% of the Trust’s SOL at any given time, the specific amount staked will depend on, among other things, the amount of creation and redemption requests, the procedures of the Staking Provider, and the operation of the Solana Network, all of which factors beyond the Sponsor’s control.

The Sponsor also notes that without a common definition of what “staked” SOL means, similar investment vehicles could use inconsistent interpretations. For example, sponsors of such products may or may not consider SOL that is in the process of being staked or unstaked (which may take hours or days in some circumstances) as “staked SOL”. Without a common definition, investors evaluating such products will be unable to make like-to-like comparisons of their investment options.

The Sponsor further notes that investors will be informed of the success of the Trust’ staking program through the disclosure of financial information in the Trust’s Exchange Act reports. Specifically, the Trust’s quarterly and annual reports on Forms 10-Q and 10-K, respectively, will include line items for staking income. Investors will therefore be able to use such information to evaluate the success of the Sponsor in implementing the Trust’s staking program and compare the efficacy of the staking programs of similar investment vehicles.

Comment 2 – Prospectus Summary – The Staking Provider, Page 7

We note your revised disclosure in response to prior comment 3. Please revise to clarify whether or not the disclosure in this section is a complete description of the Liquidity Risk Management Policy. Please also clarify which part of the policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage. In addition, please discuss any fees involved, any limits to this feature, whether the Trust intends to use the “instant unbond” feature for all redemption requests, and whether the “instant unbond” feature involves receiving a receipt token in exchange for staked SOL. Please also revise to clarify if the spread on the instant unbond feature will reduce the amount of SOL represented by a Share and the value of the Shares.

Response to Comment 2

In accordance with the Staff’s comments, the referenced disclosure has been revised as follows:

The Staking Provider will carry out the Staking Program in accordance with the Sponsor’s liquidity risk management policy (the “Liquidity Risk Management Policy”), which is designed to satisfy the requirements of the Exchange’s listing rules. The Liquidity Risk Management Policy is designed to ensure that the Trust maintains sufficient liquidity to timely fulfill redemption orders to preserve the effective and efficient arbitrage mechanism of the Trust. The Liquidity Risk Management Policy assesses the characteristics of a protocol’s native unbonding period, the particular unbonding characteristics of the Staking Program, sources of credit, sources of tokens, and other relevant liquidity considerations against the settlement period for any redemption of the Trust’s shares. The Liquidity Risk Management Policy permits the Trust to maintain credit facilities to help meet redemption requests, which may include the Sponsor’s own credit facilities to serve as a source of backup liquidity for the Trust. As of the date of the Prospectus, no such credit facility has been entered into by the Trust. The complete Liquidity Risk Management Policy is available on the Trust’s website at [ ].

The Staking Program offered by the Staking Provider contains a so-called “instant unbond” feature, which is a proprietary marketplace where holders of staked SOL are matched with holders of unstaked SOL, enabling holders of staked SOL to find instantaneous liquidity for a spread. Any spread or other fees incurred in connection with the use of the instand unbond feature will be borne by the redeeming Authorized Participant and will not reduce the amount of SOL represented by a Share or value of the Shares. If necessary, and as part of the Trust’s Liquidity Risk Management Policy, the Trust will utilize the Staking Provider’s instant unbond feature for its staked SOL to meet redemption requests and pay other Trust expenses without waiting for the native Solana Network epoch to elapse. There can be no guarantee that the instant unbond feature will be available at any given time, and the Sponsor may need to rely on other aspects of the Liquidity Risk Management Policy to manage the liquidity of the Trust’s SOL portfolio.

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Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:

/s/ Morrison C. Warren

      Morrison C. Warren

cc:

James Audette, Esq., Chapman and Cutler LLP
Sean Snider, Esq., Chapman and Cutler LLP